Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 2, 2010

Relating to Preliminary Prospectus dated May 20, 2010

Registration No. 333-166312

CHINA NEW BORUN CORPORATION

This free writing prospectus relates to the American depositary shares representing ordinary shares of China New Borun Corporation as described below and should be read together with the Company’s preliminary prospectus dated May 20, 2010 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333-166312) relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus. We have also filed Amendment Nos. 5 and 6 to the Registration Statement on June 1, 2010 to update certain disclosures contained in the Preliminary Prospectus, which are summarized in this issuer free writing prospectus. Amendment No. 6 can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1490366/000104746910005676/a2198417zf-1a.htm

We revised the sixth paragraph  in “Prospectus Summary – Our Challenges” and the corresponding risk factor in “Risk Factors – Risks Related To Our Company” to expand our disclosure with respect to the policy of governmental authorities within the PRC of  periodically setting corn prices and the material affect it could have on our operations, as follows:

Our Challenges

Our ability to achieve our objectives and execute our strategies is subject to risks and uncertainties. We believe the following are the major risks and uncertainties that may materially affect us:

• if we fail to accurately project demand for our products, we may encounter problems of over capacity, which would materially and adversely affect our business, financial condition and results of operations, as well as damage our reputation and brand;

• our inability to expand or to manage the expansion of our production capacity and growth could materially adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities;

• rising prices of our raw materials could yield lower margins for our products, if we are unable to pass such rising prices on to our customers, which could reduce our profitability and have a material adverse effect on our business;

• if we are unable to access corn of the quality required to meet our production standards, or if we are unable to obtain a sufficient supply of raw materials from our suppliers or at all, our business, financial condition and results of operations and financial performance may suffer;

• if we experience problems with our product quality, customer satisfaction with respect to pricing of our products or the timely delivery of our products, we could lose our customers and market acceptance which will affect our sales and have an adverse effect on our business, financial condition and results of operations;

• Governmental Authorities within the PRC periodically set corn prices and enact general industry policies which limit production capacity and use of raw materials. Although governmental pricing guidance has not had a material impact on our business in the past, a significant increase in the market price of corn as a result of such governmental efforts would increase our cost of sales, and we may not be able to pass those increased costs on to our customers. Such increased costs and other policy initiatives could limit our growth and have a material adverse effect on our business, financial condition and results of operations.

• any interruption in our manufacturing operations or production and distribution processes could impair our financial performance and negatively affect our brand;

• we have not obtained power generation permits for our coal-fired power generating systems, which could result in the forfeiture of income and the imposition of fines;

• interruptions with our coal-fired power generating systems, whether planned or unexpected, may have an adverse effect on our business, financial condition and results of operations;

• transportation delays, including as a result of disruptions to infrastructure, could adversely affect our business, results of operations and financial condition; and

• if we fail to continue to develop and introduce new products and technologies, our business, results of operations and financial condition could be materially adversely affected.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these risks and uncertainties.

RISK FACTORS

RISKS RELATED TO OUR COMPANY

Governmental Authorities Within The PRC Periodically Set Corn Prices And Enact General Industry Policies Which Limit Production Capacity And Use Of Raw Materials. Although Governmental Pricing Guidance Has Not Had A Material Impact On Our Business In The Past, A Significant Increase In The Market Price Of Corn As A Result Of Such Governmental Efforts Would Increase Our Cost Of Sales, And We May Not Be Able To Pass Those Increased Costs On To Our Customers. Such Increased Costs And Other Policy Initiatives Could Limit Our Growth And Have A Material Adverse Effect On Our Business, Financial Condition And Results Of Operations.

The PRC government has the power to intervene in the price of important types of grain (including corn) under certain circumstances, such as when a material change occurs to the market supply and demand and/or the grain price fluctuates significantly, in order to protect the interests of farmers. In practice, the PRC government will periodically purchase a large amount of corn from farmers and set the price for the corn purchased by the government, resulting in effective guidance of the market price by the PRC government. Every November, the PRC government indicates to the market the amount of corn that it plans to buy in the following year, and the price band in which it is willing to buy this corn. This has a significant impact on the market price of corn for the following year, but does not constitute a legally mandated price for corn. Although such pricing guidance has not had a material impact on our business in the past, a significant increase in the market price of corn as a result of such governmental efforts would increase our cost of sales, and we may not be able to pass those increased costs on to our customers. Such increased costs could have a material adverse effect on our business, financial condition and results of operations.

The PRC government requires all producers of edible alcohol to obtain production permits which set forth limitations on how much edible alcohol we can produce. Our Shouguang facility has a government permit to produce 160,000 tons of edible alcohol per year and our Daqing facility has a government permit to process up to 1,000,000 tons of corn, which can produce 330,000 tons of edible alcohol. If our permits are revoked for whatever reason, or if the PRC decides to revise its industry policies to our detriment, we could be forced to curtail or cease our operations.

Furthermore, in order to secure the supply of food and feed, PRC governmental entities set limitations on the use of certain raw materials. For instance, during the 11th Five-Year Plan (2006-2010), the amount of corn used for deep-processing cannot exceed 26% of the total corn consumption as stated in the Guidance Opinion on Promoting of the Healthy Development of Corn Deep-Processing Industry announced by the PRC government. Any further downward limitation may adversely affect our ability to obtain an adequate level of corn at favorable prices.

In addition, the Chinese government has ceased in principle approving applications for building new corn deep-processing capacity. Our growth could be limited if we fail to obtain government approval for new capacity or to expand through acquisitions in other geographical areas. In addition, we could face penalties and other enforcement actions if our production levels exceed our approved production levels. The realization of any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

We expanded and clarified our disclosure with respect to our 2008 and 2010  corporate reorganizations and also added clarity with respect to our relationship with our  minority shareholders Star Elite, Earnstar and TDR Advisors during such reorganizations in “Prospectus Summary – Our Corporate Structure and History”, “Our Corporate Structure and History”, “Principal Shareholders – Issuances and Sales of Our Securities”, “Related Party Transactions” and  “Description of Share Capital – History of Securities Issuances”, as follows:

PROSPECTUS SUMMARY

Our Corporate Structure and History

Shandong Borun Industrial Co., Ltd., or Shandong Borun, our predecessor PRC company which had been controlled by our President and CEO Mr. Jinmiao Wang (“Mr. Wang”) and his father, Mr. Peiren Wang since the Company’s incorporation in December 2000, completed a corporate reorganization in 2008 for the purpose of facilitating investments into Shandong Borun by unrelated off-shore private equity investors. In September 2008, Golden Direction Limited, or Golden Direction, a British Virgin Islands company beneficially owned by Mr. Wang’s mother, Mrs. Shan Junqin (“Mrs. Wang”, and together with Mr. Wang and his father, the “Wang Family”), acquired China High Enterprises Limited, or China High, a Hong Kong holding company, from an unrelated party. In October 2008, China High acquired 100% of the equity interests of Weifang Great Chemical Inc., or WGC, a PRC limited liability company, from an unrelated party for cash. In December 2008, WGC acquired 100% of the equity interests in Shandong Borun for cash.

The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law. Set forth below are charts showing our corporate structure before and after the reorganization.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, namely (a) Star Elite Enterprises Limited, or Star Elite, a British Virgin islands company which had made its investment in October 2008, (b) Earnstar Holding Limited, or Earnstar, a British Virgin Islands company which had made its investment in June 2009 and (c) TDR Advisors, Inc., a British Virgin Islands company which had made its investment in September 2009 (see “Principal Shareholders—Issuances and Sales of Our Securities”). Prior to Star Elite’s investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008.

Effective March 31, 2010, China High, Golden Direction and King River Holding Limited, or King River, a British Virgin Islands company owned and controlled by Mrs. Wang, completed a second reorganization with China High’s minority shareholders Star Elite, Earnstar and TDR for purposes of listing the Company’s securities on a national securities exchange in the United States as a foreign private issuer and for other tax reasons. Mrs. Wang incorporated New Borun in the Cayman Islands on December 21, 2009, was issued the sole share of New Borun and then transferred the share to King River. Upon the completion of this reorganization, New Borun acquired 100% of Golden Direction from King River in exchange for the issuance by New Borun to King River of 14,847,810 ordinary shares. Golden Direction then acquired the remaining 25.76% (approximate) of China High pursuant to a second exchange agreement whereby New Borun issued convertible preference shares to the minority shareholders which automatically convert into 5,152,189 ordinary shares upon the closing of this offering. Such reorganization did not result in any change in control as the previous shareholders of China High received the same pro rata ownership percentages in New Borun as they held in China High.

We now function exclusively through (1) Golden Direction, (2) Golden Direction’s wholly-owned subsidiary, China High, (3) China High’s wholly-owned subsidiary, WGC, (4) WGC’s wholly-owned and our chief operating company, Shandong Borun and (5) Shandong Borun’s wholly-owned subsidiary, Daqing Borun Biotechnology Co., Ltd., or Daqing Borun. We conduct all of our business in the PRC and do not have any off-shore operations.

Our corporate structure is as follows (percentages have been rounded to the nearest hundredth):

Corporate Structure
KING RIVER HOLDING LIMITED (BVI CO)
STAR ELITE ENTERPRISES LIMITED (BVI CO)
EARNSTAR HOLDING LIMITED (BVI CO)
TDR ADVISORS INC. (BVI CO)
PUBLIC SHAREHOLDERS UPON THE CLOSING OF THIS OFFERING
58.23%
14.56%
4.18%
1.47%
21.57%
CHINA NEW BORUN CORPORATION (CAYMAN CO)
100%
GOLDEN DIRECTION LIMITED (BVI CO)
100%
CHINA HIGH ENTERPRISES LIMITED (HK CO)
OFFSHORE
100%
ONSHORE
WEIFANG GREAT CHEMICAL INC.
100%
SHANDONG BORUN INDUSTRIAL CO., LTD.
100%
DAQING BORUN BIOTECHNOLOGY CO., LTD.

OUR CORPORATE STRUCTURE AND HISTORY

Reorganization of Shandong Borun into China High

Shandong Borun, our predecessor company which had been controlled by Mr. Wang and his father, both members of the Wang Family, since Shandong Borun’s incorporation in December 2000, underwent a corporate reorganization between September and December 2008 for the purpose of facilitating investments into Shandong Borun by unrelated off-shore (non-PRC) private equity investors.

In September 2008, Golden Direction, beneficially owned by Mrs. Wang, a member of the Wang Family, acquired the sole share of capital of China High (an ordinary share) from an unrelated party, and in October 2008 China High issued an additional 7,999 ordinary shares to Golden Direction in preparation for and pursuant to the reorganization. China High was previously incorporated in Hong Kong’s Special Administrative Region on July 15, 2008.

On September 30, 2008, China High acquired all of the equity interests of WGC, a PRC limited liability company, from an unrelated party pursuant to an equity interest acquisition agreement for cash consideration of $160,000 and in October 2008 obtained all requisite approvals from the government for such transaction. WGC was previously established as a limited liability company on March 21, 2001 in China’s Shandong Province under the laws of the PRC.

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,207,477.5). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. Shandong Borun was originally incorporated in the city of Shouguang in China’s Shandong Province on December 1, 2000 under the name “Shouguang Haihong Salt-Making Co., Ltd.” Shandong Borun entered into the edible alcohol producing industry in June 2004 and on March 13, 2006, changed its name to “Shandong Borun Industrial Co., Ltd.” All operations unrelated to edible alcohol production were removed from Shandong Borun’s business charter as of July 3, 2008.

The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law. Set forth below are charts showing our corporate structure before and after the reorganization.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, namely (a) Star Elite, which had made its investment in October 2008, (b) Earnstar, which had made its investment in June 2009 and (c) TDR, which had made its investment in September 2009 (see “Principal Shareholders—Issuances and Sales of Our Securities”). These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms’ length after a series of negotiations and performance of due diligence, and the per share value of capital stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance which reflected the fair market value of the Company’s business. Prior to Star Elite’s investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008.

Acquisition of Daqing Borun

On July 9, 2008, Shandong Borun completed its acquisition of all of the equity interests in Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd., or Anxin Tongwei, a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing City, Heilongjiang Province, China. Anxin Tongwei applied for bankruptcy with the People’s Court in Datong, Daqing City on July 26, 2007. The Court made the verdict to approve a procedure of reorganization on July 30, 2007 and to approve a plan of reorganization on November 30, 2007. On July 1, 2008, the Court made the verdict to approve that certain acquisition agreement between Shandong Borun and the then shareholders of Anxin Tongwei on June 26, 2008, and on July 9, 2008, the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly-owned subsidiary of Shandong Borun. Shandong Borun paid a total cash consideration of RMB 139,000,000 ($20,363,615) for Daqing Borun.

Anxin Tongwei began production of edible alcohol in 2005, however due to operation and financing problems, Anxin Tongwei ceased production and applied for bankruptcy. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production, employees, and no revenue. Subsequent to the acquisition, we spent more than a year and approximately $16 million in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner’s “dry” method manufacturing process with our in-house developed Borun Wet Process (see “Our Business—Our Production Technology” which compares our method with the traditional “dry” method). We also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd. (since we regard “corn deep-processing” as a part of the biotechnology field, we named it accordingly).

Reorganization of China High into New Borun

Effective as of March 31, 2010, our Hong Kong holding company China High and its controlling shareholder Golden Direction, a company beneficially owned by Mrs. Wang, a member of the Wang Family, underwent a corporate reorganization with China High’s minority shareholders Star Elite, Earnstar and TDR (further details of which are set out below) for purposes of listing the Company’s securities on a national securities exchange in the United States as a foreign private issuer and for other tax reasons. No member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization.

In connection with such reorganization, Mrs. Wang, a member of the Wang Family, incorporated New Borun in the Cayman Islands on December 21, 2009 as a result of which Mrs. Wang ultimately received the sole initial subscriber share of New Borun. On March 9, 2010, Mrs. Wang transferred such sole share to King River, a British Virgin Islands company owned and controlled by Mrs. Wang.

By resolution of the shareholders passed on March 12, 2010, the authorized share capital of New Borun was converted from shares having a par value of $1.00 to shares having a par value of $0.001. As a consequence of this variation of share capital, the initial subscriber share (with a par value of $1.00) held by King River was repurchased by New Borun, and one new share (with a par value of $0.001) was issued by New Borun to King River.

On March 15, 2010 New Borun signed, and effective as of March 31, 2010 New Borun consummated, a share exchange agreement with Golden Direction and King River, whereby New Borun acquired 100% of the voting share capital of Golden Direction from King River in exchange for the issuance by New Borun to King River of an additional 14,847,810 ordinary shares. Such additional shares were issued to King River on March 17, 2010, following which King River held 14,847,811 ordinary shares of New Borun, representing 100% of its issued share capital. As of the consummation of the share exchange pursuant to the share exchange agreement, Golden Direction became a wholly-owned subsidiary of New Borun and Golden Direction held approximately 74.24% of the voting capital of China High.

On February 28, 2010 New Borun and Golden Direction signed, and effective as of March 31, 2010 New Borun and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which are automatically convertible into 3,711,952 of its ordinary shares upon the closing of this offering, to Star Elite, one of our private equity investors which is a wholly-owned by Ms. Ping Chen, (ii) 1,065.330 shares of its Class B convertible preference shares, which are automatically convertible into 1,065,330 ordinary shares upon the closing of this offering, to Earnstar, one of our private equity investors which is wholly-owned by Ms. Yibin Wei, who became a Director of New Borun effective April 23, 2010 in connection with the exchange and (iii) 374.907 shares of its Class C convertible preference shares, which are automatically convertible into 374,907 ordinary shares upon the closing of this offering to TDR, one of our private equity investors which is wholly-owned by Mr. Ruiping Wang, who became a Director of New Borun effective April 23, 2010 in connection with the exchange. Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in New Borun upon the completion of the reorganization.

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun (i) entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun and (ii) adopted its Amended and Restated Memorandum and Articles of Association with effect from March 30, 2010, which sets forth the rights attaching to the preference shares held by each of Star Elite, Earnstar and TDR. The shareholders agreement and the Amended and Restated Memorandum and Articles of Association provide for the automatic conversion of each Class A, B and C preference share into ordinary shares upon the closing of this offering and therefore, unless otherwise stated, the information in this prospectus assumes that such Class A, B and C preference shares have been fully converted into ordinary shares.

We now function exclusively through (1) Golden Direction, (2) China High, (3) China High’s wholly-owned subsidiary, WGC, (4) WGC’s wholly-owned and our chief operating company, Shandong Borun and (5) Shandong Borun’s wholly-owned subsidiary, Daqing Borun. We conduct all of our business in the PRC and do not have any off-shore operations.

Our corporate structure is as follows (percentages have been rounded to the nearest hundredth):

PRINCIPAL SHAREHOLDERS

Issuances and Sales of Our Securities

The information below sets forth the date of issuance, title, amount and purchasers of, and consideration paid for, our securities sold within the last three years that were not registered under the Securities Act. All such securities were issued outside the United States pursuant to Regulation S of the Securities Act.

In September 2008, Golden Direction acquired the sole share of capital of China High (an ordinary share) from an unrelated party, and in October 2008, China High issued an additional 7,999 ordinary shares to Golden Direction in connection with the acquisition by Golden Direction of China High in preparation for and pursuant to the reorganization of Shandong Borun.

On or about October 10, 2008, China High issued 2,000 preference shares to Star Elite for cash consideration of RMB70,000,000 ($10,255,208.2).

On or about June 12, 2009, China High issued 563 preference shares to Earnstar for cash consideration of RMB40,000,000 ($5,860,119.0).

On or about September 22, 2009, China High issued 202 preference shares to TDR for cash consideration of RMB14,050,000 ($2,058,366.8), and issued an additional 11 preference shares to Earnstar for no consideration in accordance with certain anti-dilution provisions set forth in an investment agreement by and between China High and TDR (such investment agreement has subsequently been terminated and replaced with the Shareholders Agreement, dated as of March 31, 2010).

These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms’ length after a series of negotiations and performance of due diligence, and the per share value of captial stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance which reflected the fair market value of the Company’s business.

In connection with our corporate reorganization of China High into New Borun, Mrs. Wang, a member of the Wang Family, incorporated New Borun in the Cayman Islands on December 21, 2009 as a result of which Mrs. Wang ultimately received the sole initial subscriber share of New Borun. On March 9, 2010, Mrs. Wang transferred such sole share to King River, a British Virgin Islands company owned and controlled by Mrs. Wang.

By resolution of the shareholders passed on March 12, 2010, the authorized share capital of New Borun was converted from shares having a par value of $1.00 to shares having a par value of $0.001. As a consequence of this variation of share capital, the initial subscriber share (with a par value of $1.00) held by King River was repurchased by New Borun, and one new share (with a par value of $0.001) was issued by New Borun to King River.

On March 15, 2010 New Borun signed, and effective as of March 31, 2010 New Borun consummated, a share exchange agreement with Golden Direction and King River, whereby New Borun acquired 100% of the voting share capital of Golden Direction from King River in exchange for the issuance by New Borun to King River of an additional 14,847,810 ordinary shares. Such additional shares were issued to King River on March 17, 2010, following which King River held 14,847,811 ordinary shares of New Borun, representing 100% of its issued share capital. As of the consummation of the share exchange pursuant to the share exchange agreement, Golden Direction became a wholly-owned subsidiary of New Borun and Golden Direction held approximately 74.24% of the voting capital of China High.

On February 28, 2010 New Borun and Golden Direction signed, and effective as of March 31, 2010 New Borun and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which are automatically convertible into 3,711,952 of its ordinary shares upon the closing of this offering, to Star Elite, one of our private equity investors which is wholly-owned by Ms. Ping Chen, (ii) 1,065.330 shares of its Class B convertible preference shares, which are automatically convertible into 1,065,330 ordinary shares upon the closing of this offering, to Earnstar, one of our private equity investors which is wholly-owned by Ms. Yibin Wei, who became a Director of New Borun effective April 23, 2010 in connection with the exchange and (iii) 374.907 shares of its Class C convertible preference shares, which are automatically convertible into 374,907 ordinary shares upon the closing of this offering to TDR, one of our private equity investors which is wholly-owned by Mr. Ruiping Wang, who became a Director of New Borun effective April 23, 2010 in connection with the exchange. Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in New Borun upon the completion of the reorganization.

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun (i) entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun and (ii) adopted its Amended and Restated Memorandum and Articles of Association with effect from March 30, 2010, which sets forth the rights attaching to the preference shares held by each of Star Elite, Earnstar and TDR. The shareholders agreement and the Amended and Restated Memorandum and Articles of Association provide for the automatic conversion of each Class A, B and C preference share into ordinary shares upon the closing of this offering and therefore, unless otherwise stated, the information in this prospectus assumes that such Class A, B and C preference shares have been fully converted into ordinary shares.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this prospectus, none of our outstanding ordinary shares or Class A, B or C convertible preference shares are held by record holders in the United States.

RELATED PARTY TRANSACTIONS

Reorganization of Shandong Borun into China High

Shandong Borun, our predecessor company which has been controlled by Mr. Wang and his father since Shandong Borun’s incorporation in the PRC in December 2000, underwent a corporate reorganization between September and December 2008 for the purpose of facilitating investments into Shandong Borun by unrelated off-shore (non-PRC) private equity investors.

In September 2008, Golden Direction, a British Virgin Islands limited liability company beneficially owned by Mrs. Wang, a member of the Wang Family, acquired China High, a Hong Kong holding company, from an unrelated party, whereby Golden Direction acquired the sole share of capital (an ordinary share) and in October 2008, China High issued an additional 7,999 ordinary shares to Golden Direction in preparation of the reorganization. In October 2008, China High acquired all of the equity interests of WGC, a PRC limited liability company, from an unrelated party for cash consideration of $160,000.

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,207,477.5). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law. Set forth below are charts showing our corporate structure before and after the reorganization.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, including (a) Star Elite, which had made its investment in October 2008, (b) Earnstar, which had made its investment in June 2009 and (c) TDR, which had made its investment in September 2009 (see “Principal Shareholders—Issuances and Sales of Our Securities”). These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms’ length after a series of negotiations and performance of due diligence, and the per share value of captial stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance which reflected the fair market value of the Company’s business. Prior to Star Elite’s investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008.

Reorganization of China High into New Borun

Effective as of March 31, 2010, our Hong Kong holding company China High and its controlling shareholder Golden Direction, a company beneficially owned by Mrs. Wang, a member of the Wang Family, underwent a corporate reorganization with China High’s minority shareholders Star Elite, Earnstar and TDR (further details of which are set out below) for purposes of listing the Company’s securities on a national securities exchange in the

United States as a foreign private issuer and for other tax reasons. No member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization.

In connection with such reorganization, Mrs. Wang, a member of the Wang Family, incorporated New Borun in the Cayman Islands on December 21, 2009 as a result of which Mrs. Wang ultimately received the sole initial subscriber share of New Borun. On March 9, 2010, Mrs. Wang transferred such sole share to King River, a British Virgin Islands company owned and controlled by Mrs. Wang.

By resolution of the shareholders passed on March 12, 2010, the authorized share capital of New Borun was converted from shares having a par value of $1.00 to shares having a par value of $0.001. As a consequence of this variation of share capital, the initial subscriber share (with a par value of $1.00) held by King River was repurchased by New Borun, and one new share (with a par value of $0.001) was issued by New Borun to King River.

On March 15, 2010 New Borun signed, and effective as of March 31, 2010 New Borun consummated, a share exchange agreement with Golden Direction and King River, whereby New Borun acquired 100% of the voting share capital of Golden Direction from King River in exchange for the issuance by New Borun to King River of an additional 14,847,810 ordinary shares. Such additional shares were issued to King River on March 17, 2010, following which King River held 14,847,811 ordinary shares of New Borun, representing 100% of its issued share capital. As of the consummation of the share exchange pursuant to the share exchange agreement, Golden Direction became a wholly-owned subsidiary of New Borun and Golden Direction held approximately 74.24% of the voting capital of China High.

On February 28, 2010 New Borun and Golden Direction signed, and effective as of March 31, 2010 New Borun and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which are automatically convertible into 3,711,952 of its ordinary shares upon the closing of this offering, to Star Elite, one of our private equity investors which is wholly-owned by Ms. Ping Chen, (ii) 1,065.330 shares of its Class B convertible preference shares, which are automatically convertible into 1,065,330 ordinary shares upon the closing of this offering, to Earnstar, one of our private equity investors which is wholly-owned by Ms. Yibin Wei, who became a Director of New Borun effective April 23, 2010 in connection with the exchange and (iii) 374.907 shares of its Class C convertible preference shares, which are automatically convertible into 374,907 ordinary shares upon the closing of this offering to TDR, one of our private equity investors which is wholly-owned by Mr. Ruiping Wang, who became a Director of New Borun effective April 23, 2010 in connection with the exchange.

Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in New Borun upon the completion of the reorganization.

New Borun Shareholders Agreement

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun. The shareholders agreement provides for the automatic conversion of each Class A, B and C preference share into ordinary shares upon the closing of this offering and therefore, unless otherwise stated, the information in this prospectus assumes that such Class A, B and C preference shares have been fully converted into ordinary shares.

The shareholders agreement further provides that Star Elite, Earnstar and TDR shall, upon the closing of a qualified public offering (which includes this offering), retain the right to nominate one director candidate at the next annual meeting of our shareholders, however such nominating right does not guarantee that such director candidate will be elected to serve as a director.

Furthermore, Earnstar and TDR (for purposes of this paragraph only, a “Holder”) shall retain Form F-3 registration rights, which shall terminate five years following the closing of this offering unless terminated sooner upon the earlier of (i) the completion of a Liquidation Event (as defined in the shareholders agreement) and (ii) as to either Holder, when all Registrable Securities (as defined in the shareholders agreement) held by such Holder could be sold without restriction under Rule 144 within a 90 day period.

Upon receipt of a written request to effect a registration on Form F-3 in accordance with the terms of the shareholders agreement, the Company shall be obligated to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested, together with all or such portion of the Registrable Securities of any other Holder entitled to join in such request in accordance with the terms of the shareholders agreement. However, we are not obligated to effect any registration:

• if Form F-3 is not available for such offering by the Holder(s),

• if the Holder(s), together with the holders of any other of our securities entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than $10,000,000,

• if we furnish to the Holders a certificate signed by our President or Chief Executive Officer stating that in the good faith judgment of our Board, it would be materially detrimental to us and to our shareholders for such Form F-3 registration to be effected at such time, in which event we shall have the right to defer the filing no more than once during any 12 month period for a period of not more than 60 days after receipt of the request of the Holder(s); provided that we shall not register any of its other shares during such 60 day period,

• if we have, within the six month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the Registrable Securities of the Holder(s) have been excluded (with respect to all or any portion of the Registrable Securities the Holder(s) requested be included in such registration) or

• in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

Form F-3 registrations are deemed not to be “demand” registrations and except as otherwise provided in the shareholders agreement, there shall be no limit on the number of times the Holder(s) may request registration of Registrable Securities.

All registration expenses incurred in connection with any registration (but excluding certain Selling Expenses set forth in the shareholders agreement) shall be borne by us. The shareholders agreement also includes standard indemnification provisions. If we are obligated to file a registration statement, we are obligated to use our best efforts to cause such registration statement to become effective, and, upon the request of the Holder(s) of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 90 days or, in the case of Registrable Securities registered under Form F-3 in accordance with Rule 415 under the Securities Act, until the distribution contemplated in the registration statement has been completed; provided, however, that such 90 day period shall be extended under certain circumstances as set forth in the shareholders agreement.

Without the prior written consent of the Holder(s) of a majority in interest of the Registrable Securities then outstanding, we have covenanted and agreed that we shall not grant for the benefit of any person or entity any registration rights of any kind (whether similar to the “demand”, “piggyback” or Form F-3 registration rights or otherwise) relating to any securities of the Company which are senior to, or on a parity with, those granted to the Holders of Registrable Securities. A complete description of such registration rights are set forth on Exhibit C to the shareholders agreement.

Additional Related Party Transactions

The Company had an amount due to one of its directors which is a non-interest bearing loan, payable upon demand in the amount of RMB1,407,960 ($206,267.3) and nil as of December 31, 2008 and 2009, respectively.

Mr. Rong Chen, a director of the Company appointed to serve until the next annual meeting of the shareholders by Star Elite in connection with the February 28, 2010 share exchange agreement, has also served as the chairman of Shanghai Zhonglu Group since December 1998. On December 26, 2008, the Company entered into a loan agreement with Shanghai Zhonglu Group pursuant to which the Company borrowed an aggregate amount of RMB40,000,000 (US$5,860,119.0) with a fixed interest rate of 30% per annum, which was repaid in two installments on January 25, 2009 and April 25, 2009, respectively.

For the avoidance of doubt, Mr. Ruiping Wang, our independent director, is not related to the Wang Family or any member thereof.

DESCRIPTION OF SHARE CAPITAL

History of Securities Issuances

The information below sets forth the date of issuance, title, amount and purchasers of, and consideration paid for, our securities sold within the last three years that were not registered under the Securities Act. All such securities were issued outside the United States pursuant to Regulation S of the Securities Act.

In September 2008, Golden Direction acquired the sole share of capital (an ordinary share) from an unrelated party and in October 2008, China High issued an additional 7,999 ordinary shares to Golden Direction in connection with the acquisition by Golden Direction of China High in preparation for and pursuant to the reorganization of Shandong Borun.

On or about October 10, 2008, China High issued 2,000 preference shares to Star Elite for cash consideration of RMB70,000,000 ($10,255,208.2).

On or about June 12, 2009, China High issued 563 preference shares to Earnstar for cash consideration of RMB40,000,000 ($5,860,119.0).

On or about September 22, 2009, China High issued 202 preference shares to TDR for cash consideration of RMB14,050,000 ($2,058,366.8), and issued an additional 11 preference shares to Earnstar for no consideration in accordance with certain anti-dilution provisions set forth in an investment agreement by and between China High and TDR (such investment agreement has subsequently been terminated and replaced with the Shareholders Agreement, dated as of March 31, 2010).

These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms’ length after a series of negotiations and performance of due diligence, and the per share value of captial stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance which reflected the fair market value of the Company’s business.

In connection with our corporate reorganization of China High into New Borun, Mrs. Wang, a member of the Wang Family, incorporated New Borun in the Cayman Islands on December 21, 2009 as a result of which Mrs. Wang ultimately received the sole initial subscriber share of New Borun. On March 9, 2010, Mrs. Wang transferred such sole share to King River, a British Virgin Islands company owned and controlled by Mrs. Wang.

By resolution of the shareholders passed on March 12, 2010, the authorized share capital of New Borun was converted from shares having a par value of $1.00 to shares having a par value of $0.001. As a consequence of this variation of share capital, the initial subscriber share (with a par value of $1.00) held by King River was repurchased by New Borun, and one new share (with a par value of $0.001) was issued by New Borun to King River.

On March 15, 2010 New Borun signed, and effective as of March 31, 2010 New Borun consummated, a share exchange agreement with Golden Direction and King River, whereby New Borun acquired 100% of the voting share capital of Golden Direction from King River in exchange for the issuance by New Borun to King River of an additional 14,847,810 ordinary shares. Such additional shares were issued to King River on March 17, 2010, following which King River held 14,847,811 ordinary shares of New Borun, representing 100% of its issued share capital. As of the consummation of the share exchange pursuant to the share exchange agreement, Golden Direction became a wholly-owned subsidiary of New Borun and Golden Direction held approximately 74.24% of the voting capital of China High.

On February 28, 2010 New Borun and Golden Direction signed, and effective as of March 31, 2010 New Borun and Golden Direction consummated, a second share exchange agreement whereby Golden Direction acquired the remaining 25.76% (approximate) of China High. Upon closing that exchange, New Borun issued (i) 3,711.952 of its Class A convertible preference shares, which are automatically convertible into 3,711,952 of its ordinary shares upon the closing of this offering, to Star Elite, one of our private equity investors which is wholly-owned by Ms. Ping Chen, (ii) 1,065.330 shares of its Class B convertible preference shares, which are automatically convertible into 1,065,330 ordinary shares upon the closing of this offering, to Earnstar, one of our private equity investors which is wholly-owned by Ms. Yibin Wei, who became a Director of New Borun effective April 23, 2010 in connection with the exchange and (iii) 374.907 shares of its Class C convertible preference shares, which are automatically convertible into 374,907 ordinary shares upon the closing of this offering to TDR, one of our private equity investors which is wholly-owned by Mr. Ruiping Wang, who became a Director of New Borun effective April 23, 2010 in connection with the exchange. Such reorganization did not result in any change in control as the previous shareholders of China High received their pro rata ownership percentages in New Borun upon the completion of the reorganization.

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun (i) entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun and (ii) adopted its Amended and Restated Memorandum and Articles of Association with effect from March 30, 2010, which sets forth the rights attaching to the preference shares held by each of Star Elite, Earnstar and TDR. The shareholders agreement and the Amended and Restated Memorandum and Articles of Association provide for the automatic conversion of each Class A, B and C preference share into ordinary shares upon the closing of this offering and therefore, unless otherwise stated, the information in this prospectus assumes that such Class A, B and C preference shares have been fully converted into ordinary shares.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this prospectus, none of our outstanding ordinary shares or Class A, B or C convertible preference shares are held by record holders in the United States.

We added the following risk factor In “Risk Factors – Risks Related To Our Company”:

RISK FACTORS

RISKS RELATED TO OUR COMPANY

We have not obtained formal title certificates to some of the buildings we occupy, which may subject us to lawsuits or other actions being taken against us and may result in our loss of the right to operate on these properties and increased operating expenses.

We have not obtained formal title certificates in respect of the buildings Daqing Borun uses as warehouses with a total area of 9652.5 m(2). We are in the process of completing the legal procedures for obtaining the relevant title certificates for buildings involved and registering them in the name of our operating companies. However, there can be no assurance that we will be able to obtain all of the formal title certificates. Our rights as owner or occupier of these buildings may be adversely affected as a result of the absence of formal title certificates and we may be subject to lawsuits or other actions taken against us and may lose the right to continue to operate on these properties.

We revised the first paragraph of “Use of Proceeds” to add clarity with respect to the amount of estimated underwriting discounts and the amount of  estimated offering expenses,  as follows:

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $64,804,100 after deducting the underwriting discounts and estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of $13 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $13 per ADS would increase (decrease) the net proceeds to us from this offering by $5,115,000, after deducting the estimated underwriting discounts and commissions (7%) and estimated offering expenses ($1,690,900) payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We revised the “Capitalization” section to separately disclose the effects of conversion of the preference shares and the estimated net proceeds of the offering and to disclose the number of ordinary shares into which the outstanding preference shares convert on a pro forma basis, as follows:

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

• on an actual basis;

• on a pro forma basis to reflect the automatic conversion of all outstanding convertible preference shares into ordinary shares upon the closing of this offering; and

• on a pro forma as adjusted basis to to further reflect the issuance and sale of 5,500,000 ADSs, assuming an initial public offering price of $13 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The “pro forma” column in the table below assumes that all issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into ordinary shares as contemplated by a share exchange agreement (see “Our Corporate Structure and History”).

The pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Operating and Financial Review and Prospects.”

	As of March 31, 2010
	Actual		Pro forma		Pro forma As adjusted
	RMB	$	RMB	$	RMB	$
	(in thousands)
Short-term bank borrowings(1)	123,200	18,049	123,200	18,049	123,200	18,049
Long-term bank borrowings	—	—	—	—	—	—
Shareholders’ equity
Ordinary Shares: $0.001 (RMB0.0068259) par value 14,847,811 shares authorize, actual; 20,000,000 shares issued and outstanding, pro forma; and 25,500,000 shares issued and outstanding, pro forma as adjusted basis	101	15	137	20	174	26
Class A convertible preference shares: $0.001 (RMB0.0068259) par value, 3,711.952 issued and outstanding actual, and no share issued and outstanding, pro forma and pro forma as adjusted	—	—	—	—	—	—
Class B convertible preference shares: $0.001 (RMB0.0068259) par value, 1,065.300 issued and outstanding actual, and no share issued and outstanding, pro forma and pro forma as adjusted	—	—	—	—	—	—
Class C convertible preference shares: $0.001 (RMB0.0068259) par value, 374.907 issued and outstanding actual, and no share issued and outstanding, pro forma and pro forma as adjusted	—	—	—	—	—	—
Additional paid-in capital	227,157	33,279	227,121	98,067	669,425	98,072
Retained earnings- appropriated	41,315	6,053	41,315	6,053	41,315	6,053
Retained earnings- unappropriated	306,315	44,876	306,315	44,876	306,315	44,876
Accumulated other comprehensive income (loss)	(228)	(33)	(228)	(33)	(228)	(33)
Total Shareholdes’ equity	574,660	84,190	574,660	84,190	1,017,000	148,994
Total capitalization	697,860	102,239	697,860	102,239	1,140,200	167,043

(1)                                  As of March 31, 2010, short-term bank loan of RMB13.5 million ($2.0 million) were secured by our land use rights and buildings, all other short-term bank borrowings were secured by third party guarantees.

We revised the “Dilution” presentation (i) to disclose both historical and as adjusted net tangible book value per share at March 31, 2010, (ii) to show the effect of our identified pro forma adjustments for the conversion of preference shares and (iii)  to disclose the number of ordinary shares included in our computation of net tangible book value per share,  as follows:

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Our historical net tangible book value as of March 31, 2010 was RMB523,668,030 ($76,718,925), or RMB35.27 ($5.17) per ordinary share (and per ADS) based on 14,847,811 ordinary shares issued and outstanding as of March 31, 2010. Our as adjusted net tangible book value per share as of March 31, 2010, which assumes that all of the issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into an aggregate 5,152,189 ordinary shares as contemplated by a share exchange agreement (see “Our Corporate Structure and History”), was approximately RMB26.18 ($3.84) per ordinary share (and per ADS), a decrease of $1.33 per ordinary share (and per ADS) as compared with our historical net tangible book value per share as of March 31, 2010.

Without taking into account any other changes in our net tangible book value after March 31, 2010, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of $13 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus, and after deduction of underwriting discounts (7%) and estimated offering expenses of this offering payable by us ($1,690,900), our (i) pro forma historical net tangible book value as of March 31, 2010 would have increased to $141,523,025, or $6.96 per ordinary share (and per ADS) and (ii) our pro forma as adjusted net tangible book value per share, which assumes that all of the issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into an aggregate 5,152,189 ordinary shares, would have increased to $5.55 per ordinary share (and per ADS). This represents an immediate increase in (a) our historical net tangible book value of $1.79 per ordinary share (and per ADS) and (b) our adjusted net tangible book value of $1.71 per ordinary share (and per ADS) to the existing shareholders, and an immediate dilution in (A) our historical net tangible book value of $6.04 per ordinary share (and per ADS) and (B) our adjusted net tangible book value of $7.45 per ordinary share (and per ADS) to investors purchasing ADSs in this offering. The following table illustrates such per-share dilution:

	Historical as of March 31, 2010	As Adjusted (assuming conversion of all preference shares into ordinary shares) as of March 31, 2010
Estimated initial public offering price per ordinary share:	$13	$13
Net tangible book value per ordinary share:	$5.17	$3.84
Increase per share attributable to cash payments made by investors in this offering	1.79	1.71
Adjusted net tangible book value per share after this offering	$6.96	$5.55
Amount of dilution in net tangible book value per ordinary share to new investors in this offering:	$6.04	$7.45
Amount of dilution in net tangible book value per ADS to new investors in this offering:	$6.04	$7.45

A $1.00 increase (decrease) in the assumed initial public offering price of $13 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $5,115,000, or by $0.25 per ordinary share and per ADS (historical) and $0.20 per ordinary share and per ADS (as adjusted, assuming that all of the issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into an aggregate 5,152,189 ordinary shares), assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions (7%) and other expenses of the offering ($1,690,900). The pro forma information discussed above is illustrative only. Our net tangible book value following the closing of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma (historical) basis as of March 31, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of ADSs purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions (7%) and estimated offering expenses ($1,690,900), assuming an initial public offering price of $13 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares		Total		Average Price	Average
	Purchased		Consideration		Per Ordinary	Price
	Number	Percent	Amount	Percent	Share	Per ADSs
	(in thousands, except for percentage and per share data)
Existing shareholder:	14,847,811	72.97%	$1,031	0%	$0.00	$0.00
Preference shareholder:	—	—	$18,173,694	20%	—	$3.53
New investors:	5,500,000	27.03%	$71,500,000	100%	$13.00	$13.00

Total:	20,347,811	100%	$89,674,725	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $13 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $5,500,000, $5,500,000 and $0.27, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The following table summarizes, on a pro forma (as adjusted) basis as of March 31, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS, assuming that all of the issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into ordinary shares as contemplated by a share exchange agreement. In the case of ADSs purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions (7%) and estimated offering expenses ($1,690,900), assuming an initial public offering price of $13 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares		Total		Average Price	Average
	Purchased		Consideration		Per Ordinary	Price
	Number	Percent	Amount	Percent	Share	Per ADSs
	(in thousands, except for percentage and per share data)
Existing shareholders	20,000,000	78.43%	$18,174,725	20%	$0.91	$0.91
New investors	5,500,000	21.57%	$71,500,000	80%	$13.00	$13.00

Total	25,500,000	100%	$89,674,725	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $13 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $5,500,000, $5,500,000 and $0.22, respectively, assuming no change in the number of

ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The discussion and tables above also assume no exercise of any outstanding share options.

We updated “Exchange Rate Information” to disclose exchange rates through May 21, 2010, as follows:

EXCHANGE RATE INFORMATION

We conduct all of our business operations in and from China and all of our sales and a significant portion of our costs and expenses are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then-current exchange rate solely for the convenience of the reader. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8258 to $1.00, the exchange rate set forth as of March 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
Year ended December 31,
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6081	7.3040	7.8127
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8313	6.8176	6.8470
Most recent six months
November 2009	6.8265	6.8271	6.8300	6.8255
December 2009	6.8259	6.8275	6.8299	6.8244
January 2010	6.8268	6.8269	6.8295	6.8258
February 2010	6.8258	6.8285	6.8330	6.8258
March 2010	6.8258	6.8262	6.8270	6.8254
April 2010	6.8247	6.8256	6.8229	6.8275
May 2010 (through May 21)	6.8262	6.8267	6.8245	6.8285

(1)                                  Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

Source: Federal Reserve Statistical Release

We updated the ages of Jinmiao Wang, Yibin Wei and Binbin Jiang in “Management — Directors and Executive Officers”,  as follows:

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position(s)
Jinmiao Wang	39	Chief Executive Officer and Chairman of the Board
Bing Yu	33	Chief Financial Officer
Hengxiu Song	39	Chief Operations Officer and Director
Wei Qi	51	Chief Technology Officer
Rongjian Wang	38	Financial Controller and Director
Xinhua Ding	53	General Manager of Shandong Borun Industrial Co., Ltd.
Shixiang Huang	48	General Manager of Daqing Borun Biotechnology Co., Ltd.
Rong Chen	52	Director
Raymond S. Chadwick	59	Independent Director*
Lucy Guo	37	Independent Director*
Yibin Wei	38	Independent Director
Ruiping Wang	48	Independent Director
Binbin Jiang	35	Independent Director*

*              Mr. Chadwick, Mr. Jiang and Ms. Guo shall serve as our independent directors effective upon the closing of this offering.

Unless otherwise indicated, the business address of each director and executive officer is Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, China.

We revised and expanded the following third paragraph in “Description of Share Capital” in order to clarify how our proposed new amended and restated memorandum and articles of association, which will become effective upon the consummation of the listing of our ADSs on the New York Stock Exchange in connection with this offering, will change from our existing amended and restated memorandum and articles of association dated March 30, 2010:

DESCRIPTION OF SHARE CAPITAL

Our new amended and restated memorandum and articles of association will become effective upon the consummation of the listing of our ADSs on the New York Stock Exchange in connection with this offering. Our amended and restated memorandum and articles of association immediately prior to the consummation of this offering, which were dated effective as of March 30, 2010, contain a number of provisions which were included in order to protect the investment rights of our private equity investors, namely Star Elite, Earnstar and TDR. Each such shareholder held a different class of preference shares, the rights and privileges of which were set out in those amended and restated memorandum and articles of association. Such rights included: (a) an adjustment right, to adjust such investors’ percentage shareholdings in our Company in the event that certain profit targets were not met, and anti-dilution rights; (b) information and inspection rights; (c) protective provisions to restrict certain actions of our Company without the unanimous consent of the directors; (d) dividend rights; (e) rights of first refusal and co-sale rights; (f) participation rights; and (g) conversion rights. All such rights in (a) to (f) shall terminate upon the closing of a Qualified Public Offering (which includes the proposed listing of our ADSs on the New York Stock Exchange in connection with this offering). Our current amended and restated memorandum and articles of association also provide that upon the closing of a Qualified Public Offering, 100% of the preference shares held by the investors shall automatically convert into ordinary shares in accordance with the article setting out the conversion rights. The following are summaries of material provisions of our new amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. Descriptions of our amended and restated memorandum and articles of association set forth below and elsewhere in this prospectus are descriptions of our new amended and restated memorandum and articles of association which will take effect upon our listing on the New York Stock Exchange in connection with this offering.

We deleted the following paragraph in “Shares Eligible For Future Sale”:

SHARES ELIGIBLE FOR FUTURE SALE

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

We expanded certain paragraphs in our “Taxation” section to clearly indicate that the discussion therein, to the extent the discussion relates to matters of U.S. federal income tax law, is the opinion of our U.S. counsel as follows:

TAXATION

The following discussion of material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws. To the extent the discussion relates to matters of Cayman Islands tax law, it constitutes the opinion of Maples and Calder, our Cayman Islands counsel. To the extent the discussion relates to matters of U.S. federal income tax law, it constitutes the opinion of K&L Gates LLP, our U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double-tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Currently no interpretation or application of the new EIT Law and its implementing rules is available for non-Chinese enterprise or group enterprise controlled entity. Therefore, although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

United States Federal Income Taxation

The following discussion, subject to the qualifications herein, represents the opinion of K&L Gates LLP, our U.S. counsel, with respect to the material United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares or ADSs as of the date hereof. The discussion is applicable to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term “United States Holder” means a holder of an ordinary share or ADS that is for United States federal income tax purposes:

• an individual citizen or resident of the United States;

• a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

• an estate the income of which is subject to United States federal income taxation regardless of its source; or

• a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

• a dealer in securities or currencies;

• a financial institution;

• a regulated investment company;

• a real estate investment trust;

• an insurance company;

• a tax-exempt organization;

• a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

• a trader in securities that has elected the mark-to-market method of accounting for your securities;

• a person liable for alternative minimum tax;

• a person who owns or is deemed to own 10% or more of our voting stock;

• a partnership or other pass-through entity for United States federal income tax purposes (or hold your ordinary shares or ADSs through a partnership or other pass-through entity); or

• a person whose “functional currency” is not the United States dollar.

The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made to us by the depositary and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances nor does it address any United States federal tax laws other than United States federal income tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ordinary shares or ADSs (including amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which we intend to apply for listing on the New York Stock Exchange, but not our ordinary shares, will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such ordinary shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ordinary shares or ADSs (see discussion under “Taxation—People’s Republic of China Taxation”). In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares or ADSs will be treated as foreign-source income and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Subject to the discussion under “—Passive Foreign Investment Company” below, to the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted basis in the ordinary shares or ADSs, as applicable, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were considered to be a passive foreign investment company, or a PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2009, and that we do not expect to become one for our taxable year ending December 31, 2010 or thereafter, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

• at least 75% of our gross income is passive income; or

• at least 50% of the value of our assets (based on an average of the quarterly values) is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our ordinary shares and ADSs, a decrease in the price of our ordinary shares or ADSs may result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the offering. If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ordinary shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs will be treated as excess distributions. Under these special tax rules:

• the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;

• the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

• the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ordinary shares or ADSs in any year in which we are classified as a PFIC. Further, if we are regarded as a PFIC, under Code Section 1298(f) which was added to the Code on March 18, 2010, a U.S. Holder of ordinary shares or ADSs may be required to file an annual information report even if such person did not recognise gain on the sale of such PFIC stock, receive a distribution from such PFIC, or made a QEF election with respect to such PFIC.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because we have applied to list the ADSs on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should be noted that we have applied to list only the ADSs, and not the ordinary shares, on the New York Stock Exchange. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If you make an effective mark-to-market election, instead of applying the PFIC rules above you would include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You would be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of ADSs would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

If we are or were to become a PFIC, the rules described above could be avoided if you elected to treat us as a “qualified electing fund” under Section 1295 of the Code. However, this option would not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ordinary shares or ADSs if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ordinary shares or ADSs in an amount equal to the difference between the amount realized for the ordinary shares or ADSs and your tax basis in the ordinary shares or ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States-source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ordinary shares or ADSs, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Certain Newly-Enacted Tax Legislation

Under Section 6038D, added to the Code by the Hiring Incentives to Restore Employment Act (“HIRE”), individuals who hold any interest in specified foreign financial assets during the taxable year must attach to their tax return for such year certain information with respect to each asset if the aggregate value of all of the assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service (the “IRS”)). For purposes of Code Section 6038D, a specified financial asset includes any depositary, custodial or other financial account maintained by a foreign financial institution, and certain assets that are not held in an account maintained by a financial institution, including any stock or security issued by a person other than a U.S. person. An individual who fails to furnish the required information is subject to a penalty of $10,000. An additional penalty may apply if the failure continues for more than 90 days after a notification by the IRS. The penalty may be avoided if the taxpayer shows a reasonable cause for the failure to comply.

Under Code Section 6662, as amended by HIRE, a 40-percent accuracy-related penalty is imposed for an underpayment of tax that is attributable to an undisclosed foreign financial asset understatement. For this purpose, an undisclosed foreign financial asset understatement for any taxable year is the portion of the understatement for such year that is attributable to any transaction involving an undisclosed foreign financial asset, which includes any asset that is subject to the information reporting requirements of, among other sections, Code Section 6038D. New

Code Section 6038D and the amendments to Code Section 6662 made by HIRE apply to taxable years beginning after March 18, 2010.

Under Code Section 6501, as amended by HIRE, a new exception to the three year statute of limitations for assessment of tax is added with respect to certain omissions of income attributable to foreign financial assets. Under such exception, the statute of limitations is extended to six years if there is an omission of gross income in excess of $5,000 and the omission of gross income is attributable to a foreign financial asset as to which reporting is required under Code Section 6038D (or would be so required if Code Section 6038D were applied without regard to the dollar threshold specified therein and without regard to certain exceptions that may be specified by the IRS). In addition, the statute of limitations will be suspended if a taxpayer fails to timely provide information with respect to foreign financial assets required to be reported under Code Section 6038D or information with respect to a PFIC required to be reported pursuant to a Code Section 1295(b) election (i.e., a QEF election) or under Code Section 1298(f), added by HIRE. The amendments to Code Section 6501 made by HIRE apply to returns filed after March 18, 2010 and to returns filed on or before such date if the period specified in Code Section 6501 (determined without regard to such amendments) for assessment of taxes has not expired as of such date.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ordinary shares or ADSs and to the proceeds from the sale, exchange or redemption of our ordinary shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income or otherwise fail to comply with the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld as backup withholding may be credited against your United States federal income tax liability, if any, and you may obtain a refund of any excess withheld under the backup withholding rules by filing the appropriate claim for refund with, and provided the required information is properly furnished to, the Internal Revenue Service.

PROSPECTIVE PURCHASERS OF OUR ADSS OR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

We updated “Where You Can Find Additional Information” to indicate that the related registration statement on Form F-6 has been filed as follows:

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. A related registration statement on Form F-6 has been filed to register the issuance of ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

We updated our disclosures in “Note 1 — Description of Business” and “Note 18 — Subsequent Events”  of our Notes To Consolidated Financial Statements to clarify that the establishment of China High and the acquisition of Shandong Borun through WGC have been accounted for as a recapitalization or reorganization of Shandong Borun, and we also  expanded our disclosure in “Note 1 — Description of Business” of our Notes To Consolidated Financial Statements with respect to the fundamental problems associated with Anxin Tongwei’s manufacturing process and how we changed such process  as follows:

CHINA NEW BORUN CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in RMB unless otherwise stated)

1.    Description of business

The accompanying consolidated financial statements include the financial statements of China New Borun Corporation (“New Borun”), Golden Direction Limited (“Golden Direction”), China High Enterprises Limited (“China High”), Weifang Great Chemical, Inc. (“WGC”), Shandong Borun Industrial Co., Ltd. (“Shandong Borun”) and Daqing Borun Biotechnology Co., Ltd (“Daqing Borun”).

New Borun, the holding company, was incorporated in Cayman Islands on December 21, 2009.

Golden Direction was incorporated in the British Virgin Islands on March 28, 2008. Effective as of March 31, 2010, New Borun consummated a share exchange agreement with Golden Direction whereby New Borun acquired 100% of the voting capital stock of Golden Direction. As of the date of that agreement, (1) Golden Direction became a wholly-owned subsidiary of New Borun and (2) Golden Direction held approximately 74.24% of the voting capital stock of China High Enterprises Limited, or China High, our Hong Kong holding company. Effective as of March 31, 2010, New Borun and Golden Direction consummated a share exchange agreement whereby New Borun through Golden Direction acquired the remaining 25.76% equity interest of China High.

China High was incorporated in Hong Kong’s Special Administrative Region on July 15, 2008.

WGC was established as a limited liability company on March 21, 2001 in China’s Shandong Province under the laws of the PRC. For restructuring and reorganization purposes, pursuant to an equity interest acquisition agreement, China High acquired all of the equity interests of WGC on September 30, 2008.

In December 2008, China High through WGC acquired a 100% equity interest in Shandong Borun, the operating company. Shandong Borun was the predecessor of the Company and operated all of the business of the Company prior to a restructuring in 2008 (the “Restructuring”). Shandong Borun was set up in the city of Shouguang in

China’s Shandong Province by Mr. Jinmiao Wang (“Mr. Wang”) and his family members (collectively the “Wang Family”) on December 1, 2000. The establishment of China High and the acquisition of Shandong Borun through WGC has been accounted for as a recapitalization or reorganization of Shandong Borun since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provisions of FASB ASC 805-50-15-6, “Business Combinations”.

On July 9, 2008, Shandong Borun acquired all of the equity interests in Daqing Borun, a company formerly called Daqing Anxin Tongwei Alcohol Manufacturing Co., Ltd. (Anxin Tongwei), a limited liability company established under the laws of the PRC on September 20, 2004 in Daqing city, Heilongjiang Province, China. The total purchase price of RMB139,000,000 was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of purchase in accordance with ASC 805, Business Combinations. Anxin Tongwei began production of edible alcohol in 2005, however due to operation and financing problems, Anxin Togwei ceased production and applied for bankruptcy on July 26, 2007. On July 1, 2008, the Court made the verdict to approve that certain Acquisition Agreement between Shandong Borun and Anxin Tongwei on June 26, 2008, and on July 9, 2008 the parties completed the acquisition pursuant to which Anxin Tongwei became a wholly-owned subsidiary of Shandong Borun. As of the acquisition date, Anxin Tongwei had been idle for more than one year, with no management personnel or production, employees, and no revenue. Accordingly, under Emerging Issues Task Force (“EITF”) 98-3, since the acquired set of assets exclude several key items (employees, processes and customers), the Company concluded that the acquired set of assets does not constitute a business, and as a result, accounted for the transaction as an asset acquisition. Subsequent to the acquisition, we spent more than a year and approximately $16 million in facility improvements, including improvements to machinery and equipment, in order to replace the previous owner’s “dry” method manufacturing process with our in-house developed Borun Wet Process and we also changed the name of Anxin Tongwei to Daqing Borun Biotechnology Co., Ltd. (since we regard “corn deep-processing” as a part of the biotechnology field, we named it accordingly).

New Borun, Golden Direction, China High, WGC, Shangdong Borun and Daqing Borun are collectively referred to as the “Company”.

The establishment of New Borun on December 21, 2009 and acquisition through share exchange between New Borun, Golden Direction and China High effective as of March 31, 2010 has been accounted for as a recapitalization or reorganization since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provision of FASB ASC 805-50-15-6, “Business Combinations”. Accordingly, the transaction is treated as a recapitalization or reorganization of China High and the assets and liabilities and the historical operations that are reflected in the financial statements are those of China High and its subsidiaries and are recorded at the historical cost basis. New Borun, Golden Direction and China High are holding companies. Financial statements and financial information presented for prior years have been retrospectively adjusted to furnish comparative information for periods during which Golden Direction, China High, WGC and Shandong Borun were under common control.

The Company develops and operates its business through Shandong Borun and Daqing Borun. The Company is principally engaged in manufacture and distribution of edible alcohol and its by-products, including Distillers Dried Grains with Solubles high-protein feed (“DDGS Feed”), and corn germ in the People’s Republic of China (“PRC”).

18.  Subsequent events

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The Company’s management evaluated all events or transactions that occurred after December 31, 2009 up through June 1, 2010, the date the Company issued the financial statements during these periods, the Company did not have any material recognizable subsequent events required to be disclosed other than those disclosed in this note to the financial statements for the year ended December 31, 2009.

For the purpose of reorganization, the Company consummated a series share exchange agreements in the first quarter of 2010. Upon the consummation of all these exchanges, Golden Direction became a wholly-owned subsidiary of New Borun and China High became a wholly-owned subsidiary of Golden Direction.

Pursuant to the reorganization, the Company has issued 14,847,811 ordinary shares to King River which is 100% controlled and owned by Mrs. Shan Junqin, a member of the Wang Family, and 5,152.189 convertible preference shares to the three private equity investors of China High. All the 5,152.189 preference shares will be automatically converted into 5,152,189 ordinary shares upon the consummation of IPO.

The establishment of New Borun on December 21, 2009 and acquisition through share exchange between New Borun, Golden Direction and China High effective as of March 31, 2010 has been accounted for as a recapitalization or reorganization since the stockholders consisted of the same majority shareholders (no change in control) and there was no change in management immediately following the completion of the transaction in accordance with the provision of FASB ASC 805-50-15-b, “Business Combinations”. Accordingly, the transaction is treated as a recapitalization or reorganization of China High and the assets and liabilities and the historical operations that are reflected in the financial statements are those of China High and its subsidiaries and are recorded at the historical cost basis. New Borun, Golden Direction and China High are holding companies. Financial statements and financial information presented for prior years have been retrospectively adjusted to furnish comparative information for periods during which Golden Direction, China High, WGC and Shandong Borun were under common control.

We revised “Regulation of Our Industry — Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors” to revise the phrase “the acquisitions among China High, WGC and Shandong Borun are suitable for the PRC laws, regulations, rules and circulars” with “the acquisitions among China High, WGC and Shandong Borun are governed by the PRC laws, regulations, rules and circulars” as follows:

REGULATION OF OUR INDUSTRY

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, or the new M&A rule, to more effectively regulate foreign investment in PRC domestic enterprises. The new M&A rule took effect on September 8, 2006. The new M&A rule also contains a provision requiring SPVs formed for overseas listing purposes and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

The application of this new M&A rule is currently unclear. However, our PRC counsel, The B&D Law Firm, has advised us that based on their understanding of the current PRC laws, rules and regulations and the new M&A rule, the new M&A rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the New York Stock Exchange, because the acquisitions among China High, WGC and Shandong Borun are governed by the PRC laws, regulations, rules and circulars related to foreign investment enterprises instead of the New M&A Rules.

The B&D Law Firm has further advised us that their opinions summarized above are subject to the timing and content of any new laws, rules and regulations or clear implementations and interpretations from the CSRC in any form relating to the new M&A rule. See “Risk Factors—Risks Relating To Doing Business In China—The Application Of PRC Regulations Relating To The Overseas Listing Of PRC Domestic Companies Is Uncertain, And We May Be Subject To Penalties For Failing To Request Approval Of The PRC Authorities Prior To Listing Our ADSs In The U.S.”

FREE WRITING PROSPECTUS LEGEND

China New Borun Corporation has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, a written prospectus and accompanying prospectus supplement related to the offering may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800) 747-3924.